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June 7, 2013

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Fisher Communications, Inc.
Preliminary Proxy Statement on Schedule 14A filed on May 16, 2013 (the
“Preliminary Proxy Statement”)
File No. 000-22439

Dear Mr. Spirgel:

On behalf of Fisher Communications, Inc., a Washington corporation (the “Company”), we have set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 30, 2013, to Christopher J. Bellavia, Senior Vice President, General Counsel and Corporate Secretary of the Company. The numbering of the paragraphs corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company is filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) containing the revisions described in this letter.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 7, 2013

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1.	Please revise this section to provide a summary of the “Reasons for the Merger” as provided in your proxy materials beginning on page 38.

Response:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 1 of the Preliminary Proxy Statement to provide a summary of the section entitled “The Merger—Reasons for the Merger; Recommendation of the Fisher Board” beginning on page 38 of the Preliminary Proxy Statement. The revised disclosure appears on page 4 of the Revised Preliminary Proxy Statement.

Background of the Merger, page 31

2.	Please revise your disclosure on page 32 to clarify the relationship between your largest shareholder’s proposed leveraged recapitalization as an alternative to a sale transaction and your largest shareholder’s intention to nominate two persons for election as directors of your board at your 2013 Annual Meeting. For example, if known, clarify whether the shareholder’s decision to nominate two directors at the 2013 Annual Meeting was related to the Fisher board’s determination not to proceed with a leveraged recapitalization.

Response:

In response to the Staff’s comment, the Company respectfully refers the Staff to the following amendments to Schedule 13D (including the exhibits thereto) filed with the Commission by the Company’s largest shareholder: Amendment No. 42 filed on April 3, 2012; Amendment No. 43 filed on August 1, 2012; Amendment No. 44 filed on August 8, 2012; Amendment No. 45 filed on December 5, 2012; Amendment No. 46 filed on January 24, 2013; Amendment No. 47 filed on February 13, 2013; and Amendment No. 48 filed on March 5, 2013. Except as disclosed in the foregoing filings, the Company has no knowledge as to the relationship between the Company’s largest shareholder’s proposed leveraged recapitalization as an alternative to a sale transaction and such shareholder’s intention to nominate two persons for election as directors of the Company’s board of directors at the Company’s 2013 Annual Meeting.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 7, 2013

Further, identify the shareholder referenced on page 32 and provide a time frame for when your board decided against the leveraged recapitalization on the terms proposed by the shareholder.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Preliminary Proxy Statement to refer the Company’s shareholders to the section entitled “Security Ownership of Certain Beneficial Owners and Management—Beneficial Owners of 5% or More of the Company Common Stock”, which identifies the Company’s largest shareholder referenced on page 32 of the Preliminary Proxy Statement. The Company has also revised the disclosure on page 32 of the Preliminary Proxy Statement to provide the time frame for when the Company’s board of directors decided against the leveraged recapitalization on the terms proposed by such shareholder. The revised disclosure appears on page 33 of the Revised Preliminary Proxy Statement.

Opinion of Fisher’s Financial Advisor, page 43

3.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Selected Public Companies Analysis, and (iii) the total transaction value of each of the transactions used in the Selected Transactions analysis.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 through 47 of the Preliminary Proxy Statement to provide a cross-reference to the Company’s projections that were used in conducting the Discounted Cash Flow analysis and to disclose (i) the enterprise values for each comparable company used in the Selected Public Companies analysis and (ii) the total transaction value, identified as “TEV of Target” in the Revised Preliminary Proxy Statement, of each of the transactions used in the Selected Transactions analysis. The revised disclosure appears on pages 46 through 48 of the Revised Preliminary Proxy Statement.

*        *        *

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 7, 2013

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comments, please call Morton A. Pierce (tel: 212-819-7900) or Chang-Do Gong (tel: 212-819-7808) of White & Case LLP.

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	Fisher Communications, Inc.

        Christopher J. Bellavia, Esq.

Securities and Exchange Commission, Division of Corporation Finance

        Reid Hooper

        Celeste M. Murphy

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